UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31260
______________________________

DECORIZE, INC.
(Exact name of registrant as specified in its charter)

1938 E. Phelps
Springfield, MO 65802
(417) 879-3326
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Decorize, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DECORIZE, INC.

Date: September 28, 2007	By:	/s/ Stephen R. Crowder
Stephen R. Crowder
President and Chief Executive Officer